SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2008

                                 RADVISION LTD.
                              (Name of Registrant)


               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________


This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statements File Nos. 333-45422, 333-53814, 333-55130, 333-66250,
333-82488, 333-104377, 333-116964, 333-127013 and 333-141654.

                                 RADVision Ltd.

6-K Items


     1.   Press  release  re  RADVISION  to  Present  at  RBC  Capital   Markets
          Technology, Media & Communications Conference on August 7th dated August 4, 2008.

     2. Press release re RADVISION's New eVident Ensures Enterprise-Level Video and Voice Quality of Experience and Network Readiness dated August 4, 2008.

     3.   Press  release re  RADVISION  Posts  Annual  Report on its  Website to
          Further  its Role in  Environmental  Responsibility  dated  August 25,
          2008.

     4. Press release re RADVISION to Present at Kaufman Bros. Investor Conference on September 3rd dated August 28, 2008.

                                                                          ITEM 1

Press Release                                                  Source: RADVISION

RADVISION to Present at RBC Capital Markets Technology, Media &
Communications Conference on August 7th

Monday August 4, 7:00 am ET

Presentation to be webcast and archived

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, announced today that Adi Sfadia, CFO, and Robert Romano, Vice President of Enterprise Marketing, will speak at the RBC North American Technology Conference in San Francisco on Thursday, August 7th, from 9:00 to 9:25

The live webcast of the presentation can be accessed on the RADVISION web site at www.radvision.com/InvestorEvents/RBC or by clicking on http://www.wsw.com/webcast/rbc91/rvsn/. An audio replay of the event will be available on the RADVISION web site approximately two hours after the live event and accessible for thirty days.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

Contact:
RADVISION
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                                                          ITEM 2

Press Release                                             Source: RADVISION Ltd.

RADVISION's New eVident Ensures Enterprise-Level Video and
Voice Quality of Experience and Network Readiness

Monday August 4, 9:00 am ET

An enterprise-level video testing software suite, eVident enhances video and voice quality before and after video network deployment for enterprises, service providers and system integrators

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced the worldwide availability of its new video and voice network evaluation solution, eVident.

Enabling IT managers to make informed decisions about resources, equipment and policies, RADVISION's eVident is an ideal tool to evaluate network preparedness for video and voice communications. eVident is also used to test and monitor enterprise networks for problems in real-time, optimizing voice and video quality.

"Since video and voice quality is an important parameter in measuring the reliability of a network and the readiness of the video service, it is very important to constantly examine network conditions to ensure reliability and quality of experience," said Elie Cohen, eVident Product Manager at RADVISION.

eVident enables enterprises and service providers to improve end-user experience as well as proactively assess network readiness. Further benefits include eVident's ability to determine multimedia quality deterioration as multimedia traffic increases, prevent network deterioration as well as test V(2)oIP infrastructure.

To ensure optimal network performance, eVident is based on internationally accepted methods used by private industry, public sector and standards bodies worldwide; to conduct subjective video quality tests calibrated using input from RADVISION's Human Vision video quality program. This program leverages input provided by human subjects to accurately assess user video experience.

eVident also offers comprehensive automated test procedures for VoIP. With rich features, customizable scripts and canned media, eVident is an ideal tool for IT managers to proactively ensure the quality of service of their networks in real time.

eVident's voice and video network evaluation capabilities allow enterprises to accelerate their RADVISION SCOPIA Desktop video conferencing and legacy room conferencing system implementations, ensuring they have the highest quality connectivity.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
Corporate:
RADVISION
Adi Sfadia, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney/ Todd Barrish
+1-212-704-7385
sean@dukaspr.com / todd@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net

                                                                          ITEM 3

Press Release                                          Source: RADVISION(R) Ltd.

RADVISION Posts Annual Report on its Website to Further its Role in Environmental Responsibility

Monday August 25, 9:00 am ET

Leading provider of Video Conferencing technology that enables telecommuting to reduce carbon emissions advances environmental commitment through electronic availability of Annual Report

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) Ltd. (NASDAQ: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, today announced that it has posted its annual report containing its audited consolidated financial statements for the year ended December 31, 2007 on its Web site (http://www.radvision.com/Corporate/Investors/SECFilings/). The Company's annual report on Form 20-F was filed with the U.S. Securities and Exchange Commission on June 24, 2008 and is also available on the SEC Web site (http://www.sec.gov). Shareholders may receive a hard copy of the annual report free of charge upon request.

In line with a recent change in NASDAQ regulations allowing companies to make their annual reports available electronically and avoid printing hard copies for each shareholder, RADVISION has opted to post the annual report on its Web site and continue its track record of being environmentally responsible. By doing so, the company will save thousands of pages of paper, thereby reducing costs while being environmentally conscious as well.

RADVISION is committed to reducing the environmental impact of daily business and, through its award winning SCOPIA Conferencing Platform, the company provides an effective telecommuting option to businesses and employees. Through videoconferencing, businesses are able to reduce carbon emissions by reducing commuting and business travel time, which significantly lowers the company's carbon footprint. Telecommuting via video conferencing also benefits businesses by:

     o    Cutting back on the amount of energy used in daily operations

     o    Better utilizing its workforce across the country and the world

     o Providing a better work/life balance for its employees, who can now spend time usually spent traveling with their families

"RADVISION recognizes that businesses need to operate with the highest levels of efficiency while also remaining eco-friendly and we're proud to offer a technology that accomplishes both goals," said Boaz Raviv, CEO of RADVISION. "Video conferencing is not the new frontier of communication in business, it is the new reality. By offering businesses a way to connect their employees across the world without ever leaving their homes or offices, RADVISION is able to provide a cost-effective, environmentally responsible method of global unified communications."

The latest release of RADVISION's SCOPIA Conferencing Platform, Version 5.6, delivers High Definition (HD) desktop video, multiparty audio and video to IBM Lotus Sametime, standards-based video conferencing connectivity to Microsoft Office Communicator 2007 and support for Cisco Unified Videoconferencing, powered by SCOPIA technology.

Earlier this year, RADVISION was presented with the prestigious 2008 North American Frost & Sullivan Award for Product Differentiation Innovation for the SCOPIA Conferencing Platform. This was in recognition of market leading support for standard and High Definition video, integration of desktop conferencing and advanced network management.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities Exchange Commission, including RADVISION's Form 20-F Annual Report. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

Contact:
Corporate:
RADVISION
Adi Sfadia, +1-201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Media Relations:
Dukas Public Relations
Sean Carney/ Todd Barrish
+1-212-704-7385
sean@dukaspr.com / todd@dukaspr.com
or
Investor Relations:
Comm-Partners LLC
June Filingeri, +1-203-972-0186
junefil@optonline.net

                                                                          ITEM 4

Press Release                                                  Source: RADVISION

RADVISION to Present at Kaufman Bros. Investor Conference on September 3rd

Thursday August 28, 8:00 am ET

Presentation to be webcast and archived

TEL AVIV, Israel--(BUSINESS WIRE)--RADVISION(R) (Nasdaq: RVSN - News), a leading provider of video network infrastructure and developer tools for unified visual communications over IP, 3G, and emerging next-generation networks, announced today that Adi Sfadia, Chief Financial Officer, and Robert Romano, Vice President of Enterprise Marketing, will speak at the Kaufman Bros. 11th Annual Investor Conference in New York on Wednesday, September 3rd, from 2:00 to 2:30 p.m. (Eastern).

The live webcast of the presentation can be accessed on the RADVISION web site at www.radvision.com/InvestorEvents/KBRO or by clicking on http://www.wsw.com/webcast/kbro13/rvsn/. An audio replay of the event will be available on the RADVISION web site approximately two hours after the live event and accessible for thirty days.

About RADVISION

RADVISION (Nasdaq: RVSN - News) is the industry's leading provider of market-proven products and technologies for unified visual communications over IP, 3G and IMS networks. With its complete set of standards-based video networking infrastructure and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the unified communications evolution by combining the power of video, voice, data and wireless - for high definition video conferencing systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

Contact:
RADVISION
Adi Sfadia, +1 201-689-6340
Chief Financial Officer
cfo@radvision.com
or
Investors:
Comm-Partners LLC
June Filingeri, +1 203-972-0186
junefil@optonline.net

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 RADVISION LTD.
                                     (Registrant)



                                 By /s/ Rael Kolevsohn
                                    ------------------
                                    Rael Kolevsohn
                                    Corporate Vice President and General Counsel


Date: August 29, 2008